MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.

Name and Address of Company

Fording Canadian Coal Trust (the “Trust”)
1000, 205 – 9th Avenue S.E.
Calgary, Alberta T2G 0R4

Item 2.

Date of Material Change

The material change occurred on July 20, 2004.

Item 3.

News Release

The press release reporting the material change was disseminated through Canada Newswire on July 20, 2004.  A copy of the press release is attached hereto as Schedule “A”.

Item 4.

Summary of Material Change

The Trust and Teck Cominco Limited (“Teck Cominco”) announced their agreement that significant synergies have been achieved by Elk Valley Coal Partnership (“Elk Valley Coal”) following its formation in February 2003.  As a result, Teck Cominco’s current 35% distribution entitlement associated with its partnership interest in Elk Valley Coal will increase to 40% over three years.

The agreement governing Elk Valley Coal provides that Teck Cominco may increase its distribution entitlement in the partnership to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to the partnership exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized such that Teck Cominco’s distribution entitlement should be increased to 40%.

Teck Cominco and the Trust have agreed that the Trust ’s distribution entitlement in Elk Valley Coal will be reduced to 62% effective April 1, 2004, 61% effective April 1, 2005 and 60% effective April 1, 2006 and Teck Cominco’s distribution entitlement will be correspondingly increased. The latter two reductions are conditional on Teck Cominco being the Managing Partner of Elk Valley Coal at the effective date of the reductions.

Item 5.

Full Description of Material Change

The Trust and Teck Cominco announced their agreement that significant synergies have been achieved by Elk Valley Coal following its formation in February 2003. As a result, Teck Cominco’s current 35% distribution entitlement associated with its partnership interest in Elk Valley Coal will increase to 40% over three years.

The agreement governing Elk Valley Coal provides that Teck Cominco may increase its distribution entitlement in the partnership to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to the partnership exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized such that Teck Cominco’s distribution entitlement should be increased to 40%.

Following receipt of the independent expert’s report, an independent special committee of the board of directors of Fording Inc., the Trust’s wholly owned subsidiary, was established to assess the synergies achieved and the likelihood that additional synergies would be realized. It recommended that the best interests of Fording Inc. and the unitholders of the Trust would be served if Teck Cominco received its additional partnership entitlement in Elk Valley Coal over the next two years. The recommendation of the independent special committee follows an extensive review and analysis of the issue, including advice from independent engineering, financial, accounting and legal advisors.

Teck Cominco and the Trust have agreed that the Trust ’s partnership entitlement in Elk Valley Coal will be reduced to 62% effective April 1, 2004, 61% effective April 1, 2005 and 60% effective April 1, 2006 and Teck Cominco’s partnership entitlement will be correspondingly increased. The latter two reductions are conditional on Teck Cominco being the Managing Partner of Elk Valley Coal at the effective date of the reductions.

As part of the review process, Fording Inc.’s independent special committee consulted with Ontario Teachers’ Pension Plan given their key involvement in the negotiations resulting in the creation of the Elk Valley Coal Partnership and the synergies adjustment.

As a result of the change in its partnership entitlement, the Trust will record a reduction of net assets and an equivalent non-cash charge to earnings equal to the proportionate decrease in its interest in the net assets of Elk Valley Coal, which will be discussed in the 2004 Second Quarter News Release

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

There is no material information omitted from this material change report.

Item 8.

Executive Officer

For further information please contact Jim Jones, Vice-President, Employee Relations and Corporate Secretary, at the above-mentioned address or by telephone at 403-260-9800.

Item 9.

Date of Report

July 27, 2004

FORDING CANADIAN COAL TRUST

By:              /s/ James F. Jones

Name:  James F. Jones

Title: Vice-President, Employee Relations

and Corporate Secretary

SCHEDULE “A”

Fording and Teck Cominco Agree Significant Synergies Achieved

CALGARY, July 20, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.A and TEK.B) today announced their agreement that significant synergies have been achieved by Elk Valley Coal Partnership following its formation in February 2003. As a result, Teck Cominco’s current 35% interest in Elk Valley Coal will increase to 40% over three years. During this period, the Trust’s unitholders will continue to benefit from the synergies achieved to date and those that are anticipated to be realized going forward. As such, the level of distributions to the Trust’s unitholders should not be materially affected solely as a result of the change in the respective levels of interest in Elk Valley Coal.

The agreement governing Elk Valley Coal provides that Teck Cominco may increase its interest in the partnership to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to the partnership exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized such that Teck Cominco’s interest in the partnership should be increased to 40%.

Teck Cominco and the Trust have reviewed the expert’s report. The Trust established an independent special committee of the board of directors of Fording Inc., the Trust’s wholly owned subsidiary, to assess the synergies achieved and the likelihood that additional synergies would be realized. It recommended that the best interests of Fording Inc. and the unitholders of the Trust would be served if Teck Cominco receives its additional interest in Elk Valley Coal over the next two years. The recommendation of the independent special committee follows an extensive review and analysis of the issue, including advice from independent engineering, financial, accounting and legal advisors.

Teck Cominco and the Trust have agreed that the Trust ’s interest in Elk Valley Coal will be reduced to 62% effective April 1, 2004, 61% effective April 1, 2005 and 60% effective April 1, 2006 and Teck Cominco’s interest will be correspondingly increased. The latter two reductions are conditional on Teck Cominco being the Managing Partner at the effective date of the reductions.

“The combination of these businesses and management expertise is producing the positive results that we expected and hoped for,” said Mr. Michael Grandin, Chairman and Chief Executive Officer of the Fording Canadian Coal Trust. “We believe that continuing value enhancements for unitholders created by tightly focused management of these world class assets will more than offset the reduction of our interest in Elk Valley Coal.”

Mr. David Thompson, Deputy Chairman and Chief Executive Officer of Teck Cominco said: “Management of Elk Valley Coal Partnership has worked hard to create substantial synergies in areas of production integration, capital spending, transportation logistics and many other areas of opportunity.”

As part of the review process, Fording Inc.’s independent special committee consulted with Ontario Teachers’ Pension Plan given their key involvement in the negotiations resulting in the creation of the Elk Valley Coal Partnership and the synergies adjustment. Mr. Brian Gibson, Senior Vice-President, Global Active Equities of OTPP said: “We are very pleased with this agreement on synergies and are confident that it reflects both the significant progress that has been achieved to date as well as the continuing commitment of the partners to maximize the value of the combined assets.”

As a result of the change in its interest, the Trust will record a reduction of net assets and an equivalent non-cash charge to earnings equal to the proportionate decrease in its interest in the net assets of Elk Valley Coal, which will be discussed in the 2004 Second Quarter News Release.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., currently holds a 62% ownership interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $5.5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold.

Certain information included in this document is of a forward- looking nature. Forwardlooking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust and Teck Cominco Limited are discussed in their respective public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's and Teck Cominco Limited’s Canadian filings, including their most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of Fording Canadian Coal Trust’s U.S. filings, including its most recent annual report on Form 40-F as supplemented by filings on Form 6- K, are available at www.sec.gov. Information in this document is presented as of July 20, 2004 and is subject to change after this date. However, Fording Canadian Coal Trust and Teck Cominco Limited disclaim any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Fording Canadian Coal Trust, Catherine Hart, Coordinator, Investor Relations, Ph. (403) 260-9817, Email: catherine_hart@fording.ca; Teck Cominco Limited, Tom Merinsky, Director, Investor Relations, (604) 685-3007, tom.merinsky@teckcominco.com